May 14, 2019

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, NE

Washington, D.C. 20549

Attention: Sara von Althann

RE:	Tremont Mortgage Trust
Registration Statement on Form S-11, as amended
File No. 333-231224

Dear Ms. von Althann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tremont Mortgage Trust (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on May 16, 2019, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

[Signature page follows]

United States Securities and Exchange Commission

May 14, 2019

Very truly yours,

Tremont Mortgage Trust

By:	/s/ David M. Blackman
	Name:	David M. Blackman
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request